

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street Suite 200
Carson City NV 89701

> **Re: Society Pass Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-41037**

Dear Dennis Nguyen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services